

November 18, 2011

<u>Via E-mail</u>
Lewis C. Warren
Chief Executive Officer
CORE Health Care Network, Inc.
200 S. Virginia Street, 8th Floor
Reno, NV 89501

> **Re: CORE Health Care Network, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed November 8, 2011**
> **File No. 000-53714**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed November 8, 2011</u>

<u>Item 4.01 Changes in Registrant's Certifying Accountant, page 2</u>

1. We note that you have deleted the required disclosure indicating whether there were any disagreements with accountants on accounting and financial disclosure. Please amend your Form 8-K to provide the following:

    - State whether there were any disagreement or reportable events during the two most recent fiscal years and any subsequent interim period through the date of dismissal of Silberstein Ungar as your independent accountant.   Please note that such disclosure is required by Item 304(a)(1)(1)(iv) and (v) of Regulation S-K and not Regulation S-B. Please revise.

- State whether you provided Silberstein Ungar with a copy of the revised disclosure you are making in your revised Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

2. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made by you in your Amendment No. 2 to Form 8-K and, if not, stating the respects in which the accountant does not agree. Refer to Item 304(a)(3) and Item 601(a)(16) of Regulation S-K.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

Via E-mail
cc: Jillian Ivey Sidoti, Esq.
        Law Office of Jillian Ivey Sidoti